MONTHLY REPORT - January, 2012
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts     $ (4,863,387)    (4,863,387)
   Change in unrealized gain (loss) on open         (12,100,412)   (12,100,412)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.         56,449         56,449
         Treasury obligations
    Interest income                                     101,818        101,818
    Foreign exchange gain (loss) on margin deposits     168,184        168,184
                                                   ------------   ------------
Total: Income                                       (16,637,348)   (16,637,348)

Expenses:
   Brokerage commissions                              3,913,594      3,913,594
   Management fee                                        54,867         54,867
   20.0% New Trading Profit Share                             0              0
   Custody fees                                             111            111
   Administrative expense                               179,735        179,735
                                                   ------------   ------------
Total: Expenses                                       4,148,307      4,148,307

Net Income (Loss) - January, 2012              $    (20,785,655)   (20,785,655)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (638,865.210       $  9,644,943     743,542,451    753,187,394
   units) at December 31, 2011
Addition of 3,006.380 units on                0       3,628,036      3,628,036
   January 1, 2012
Redemption of (8,599.405) units               0      (9,898,575)    (9,898,575)
   on January 31, 2012*
Net Income (Loss) - January, 2012      (215,770)    (20,569,885)   (20,785,655)
                                   -------------   -------------   ------------

Net Asset Value at January 31,
2012 (633,455.158 units inclusive
of 182.973 additional units) 	   $   9,429,173    716,702,027    726,131,200
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST JANUARY 2012 UPDATE

           January    Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1   (2.79)%       (2.79)%      $   1,142.26   606,717.710  $ 693,026,485
Series 2   (2.42)%       (2.42)%      $   1,231.39       183.146  $     225,525
Series 3   (2.40)%       (2.40)%      $   1,236.69    25,589.446  $  31,646,248
Series 4   (2.24)%       (2.24)%      $   1,277.85       964.856  $   1,232,942


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
                                Connecticut 06830-6233



			          February 8, 2012


Dear Investor:

The Trust was unprofitable in January as losses from equity, currency, metal and soft and agricultural commodities trading outweighed gains from interest rate and energy trading. Apparent progress by the European Union toward resolving their sovereign debt crisis reverberated through the portfolio in January. Global equity markets rallied strongly, resulting in losses on short positions in non-U.S. stock index futures; global currencies rallied versus the dollar generating losses on long dollar positions; and industrial metals rallied strongly causing losses on short positions. The Fed's announced intention to keep short-term interest rates around zero through 2014 and the safe haven status of German, U.S. and Canadian government debt sent rates down on these securities and long positions were profitable.

January's stock market rally was widespread, U.S. and non-U.S., developed and emerging markets all participated. The Trust is flat to slightly long U.S. equity futures, but losses were sustained on short European and Asian indices, particularly in Germany, China, Hong Kong and Japan.

The U.S. dollar had been trading higher against most currencies based on relative economic strength, financial tumult in Europe and perceived weakening of growth in China, but as these factors receded and U.S. interest rates appeared to be staying negligible for an extended period, the dollar sold off against Central and South American, European and Asian currencies generating losses on long dollar positions. Non-dollar cross rate trading was profitable due to strength of the Australian and New Zealand dollars against the Swiss franc, euro and Canadian dollar.

Industrial metals had been in a sustained downtrend, but as pessimism about global growth turned to optimism, the metals rallied strongly generating losses on short positions. A short platinum position also was unprofitable as a supply interruption from South Africa boosted prices. Meanwhile a long gold trade was profitable.

In the energy markets, Brent crude, heating oil, gasoline and London gas oil benefited from the general commodity rally and continued stresses from the Middle East and long positions were profitable, but the biggest winner in the sector was short positions in natural gas where the supply boom from fracking and horizontal drilling in shale formations continues to drive prices down.

A short cocoa position was unprofitable as hot, dry weather hit the Ivory Coast and raised fears that an expected bumper crop might face significant damage. Short cotton and rubber trades were also unprofitable when prices rose as pessimism about worldwide growth lifted, at least temporarily. Short wheat and soybean meal trades were unprofitable, as was non-trend trading of grain futures. Meanwhile, short coffee and soybean oil positions were profitable.




					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman